Consent of Independent Registered Chartered Accountants

We consent to the use of our reports dated March 5, 2008 relating to the consolidated financial statements of The Descartes Systems Group Inc. (which report expresses an unqualified opinion and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference relating to changes in accounting principles) and the effectiveness of The Descartes Systems Group Inc.’s internal control over financial reporting appearing in this Annual Report on Form 40-F of The Descartes Systems Group Inc. for the year ended January 31, 2008.

We also consent to the incorporation by reference in Registration Statement Nos. 333-10666, 333-11636, 333-13058, 333-13768 and 333-89694 on Form S-8 of our reports dated March 5, 2008 relating to the consolidated financial statements of The Descartes Systems Group Inc. (which report expresses an unqualified opinion and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference relating to changes in accounting principles) and the effectiveness of The Descartes Systems Group Inc.’s internal control over financial reporting appearing in this Annual Report on Form 40-F of The Descartes Systems Group Inc. for the year ended January 31, 2008.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Licensed Public Accountants

Kitchener, Ontario

April 30, 2008